FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month(s) of:    January, February and March 2006

Commission File Number:    0-17164

MAMMA.COM INC.

(Translation of registrant’s name into English)
388 St. Jacques Street West, 8th Floor, Montreal, Quebec, Canada H2Y 1S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |X|        Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [    ]    No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
___________________________________.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAMMA.COM INC. (Registrant)
By: /s/ Daniel Bertrand

Daniel Bertrand Executive Vice President and Chief Financial Officer

Date: May 15, 2006

Incorporation by Reference

                The information included with or attached as an Exhibit to this Form 6-K is incorporated by reference in our registration statements, the prospectuses included therein, and any registration statement subsequently filed by us with the Securities and Exchange Commission.

Forward-Looking Statements

Information contained in this Interim Financial Report includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or will occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s website at www.mammainc.com. All information contained in this Interim Financial Report, including our interim consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Period-to-Period Comparisons

A variety of factors may cause period to period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products or services, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

CAPITALIZATION AND INDEBTEDNESS as at March 31, 2006

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at March 31, 2006 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

Capitalization
(Prepared in accordance with Canadian GAAP)

As at March 31, 2006

(unaudited)
$
Cash and cash equivalents	8,348,649
Indebtedness
Current liabilities	2,943,589
Future income taxes	2,512,762
Shareholders’ Equity
Capital stock	95,298,234
Additional paid-in capital	5,385,764
Cumulative translation adjustment	364,577
Accumulated deficit	(69,276,607)

Total shareholders’ equity	31,771,968
Total capitalization	37,228,319

Capitalization
(Prepared in accordance with US GAAP)

As at March 31, 2006

(unaudited)
$
Cash and cash equivalents	8,348,649
Indebtedness
Current liabilities	2,943,589
Future income taxes	2,512,762
Shareholders’ Equity
Capital stock	112,067,804
Additional paid-in capital	6,423,454
Cumulative translation adjustment	364,577
Accumulated deficit	(87,083,867)

Total shareholders’ equity	31,771,968
Total capitalization	37,228,319

SELECTED FINANCIAL DATA

The following table presents our selected financial data as at the dates and for each of the periods indicated.

The selected financial data as of March 31, 2006 and for each of the three months ended March 31, 2006 and March 31, 2005 has been derived from our unaudited interim consolidated financial statements and notes thereto contained in this report on Form 6-K.

The selected financial data set forth below should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Report on Form 6-K and our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2005 which is incorporated herein by reference.

Selected Financial Data

CANADIAN GAAP

	For the three months ended March 31,
Statement of Operation Data	2006	2005

	(Unaudited) $	(Unaudited) $
Revenues	2,209,662	3,001,715
Loss from continuing operations	(900,672)	(653,459)
Results of discontinued operations	25,589	(237,363)
Net loss for the period	(875,083)	(890,822)
Net loss per common share - basic and diluted
Loss from continuing operations	(0.06)	(0.05)
Results of discontinued operations	0.00	(0.02)
Net loss per common share	(0.06)	(0.07)
Weighted average number of shares outstanding - basic and diluted	14,340,864	12,263,029

Balance Sheet Data	As at March 31, 2006

(Unaudited) $
Total assets	37,228,319
Total liabilities	5,456,351
Net assets	31,771,968
Working capital	9,049,959
Capital stock	95,298,234
Additional paid-in capital	5,385,764
Cumulative translation adjustment	364,577
Deficit	(69,276,607)
Shareholders’ equity	31,771,968
Other
Cash dividends	None

U.S. GAAP

	For the three months ended March 31,
Statement of Operation Data	2006	2005

	(Unaudited) $	(Unaudited) $
Revenues	2,209,662	3,001,715
Loss from continuing operations	(900,672)	(653,459)
Results of discontinued operations	25,589	(237,363)
Net loss for the period	(875,083)	(890,822)
Net loss per common share - basic and diluted
Loss from continuing operations	(0.06)	(0.05)
Results of discontinued operations	0.00	(0.02)
Net loss per common share	(0.06)	(0.07)
Weighted average number of shares outstanding - basic and diluted	14,340,864	12,263,029

Balance Sheet Data	As at March 31, 2006

(Unaudited)
$
Total assets	37,228,319
Total liabilities	5,456,351
Net assets	31,771,968
Working capital	9,049,959
Capital stock	112,067,804
Additional paid-in capital	6,423,454
Accumulated other comprehensive gain	364,577
Accumulated deficit	(87,083,867)
Shareholders’ equity	31,771,968
Other
Cash dividends	None

Interim financial report

          for the Three Months
          ended March 31, 2006

Mamma.com Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Mamma.com Inc.’s (the “Company”) unaudited interim consolidated financial statements and accompanying notes for the three-month period ended March 31, 2006 (“Q1”) and the annual audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis included in the 2005 Annual Report. The interim consolidated financial statements and Management’s Discussion and Analysis have been reviewed by the Company’s Audit Committee and approved by the Board of Directors.

The Company’s interim consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 12 to its interim consolidated financial statements.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Mamma.com Inc. is a provider of search technology for both the Web and desktop space, delivered through its properties, www.mamma.com, www.mammahealth.com and www.copernic.com, respectively. The Company, through its Mamma Media Solutions brand, is also a provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its publisher network.

Mamma.com The Mother of All Search Engines® is a metasearch engine for the Internet; it makes it easier and faster for people to find information by gathering results from the Internet.

MammaHealth.com’s Deep Web Health Search uses search technology to search deep into health sites and extract information that people would not get on a standard search engine result page. MammaHealth does not search the entire Web: it focuses exclusively on relevant health information by crawling only authoritative, hand picked health sources.

Through its Copernic Desktop Search product, Copernic Technologies Inc. (“Copernic”) develops cutting edge search solutions bringing the power of a sophisticated yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive.

The Company provides several types of revenues: search advertising, graphic advertising, software licensing, customized development and maintenance support revenues from customers mainly located in the United States, Canada and Europe. The Company also holds investments in companies that develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc. (“LTRIM”), Tri-Link Technologies Inc. and TECE, Inc.

The revenue model of the Company is based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions™ Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Mamma Media Solutions™ Publisher Network.

Mamma Media Solutions™ Publisher Network has over 990 active publishers (combined search and graphic ad publishers).

Copernic Agent and Copernic Desktop Search users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search licensing to ISPs, portals and e-commerce site generates license, maintenance and customization revenues.

Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker software are sold from our e-commerce store.

Search advertising

Approximately 74% of Mamma.com Inc.‘s revenues came from our search base business for the three-month period of 2006 compared to 51% for the same period of 2005. The revenue model in this sector is a pay-per-click fee charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s web site will be listed in a premium position in the search results, identified as sponsored results. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated on-line marketing initiatives). The Company then distributes these search advertisements onto its search publisher network, which consists of its own search properties (Mamma.com “The Mother of All Search Engines” and Copernic Agent) and third party search properties. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own property as there are no payout costs associated with these revenues.

Graphic advertising

Approximately 15% of our revenues came from our ad network business in the first three months of 2006 compared to 49% for the same period of 2005. The revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (ex: travel, entertainment, finance, etc.). The publisher network consists of approximately 850 active small to medium sized web sites that subscribe to our service through an on-line or direct representation contract and give us access to their advertising inventory. Mamma.com Inc. recruits publishers through a direct sales force and through on-line initiatives. Publishers receive payouts for campaigns published on their websites; these payouts are based on a percentage of the revenues generated from the campaigns.

Software licensing

Approximately 5% of our revenues came from software licensing in the first three months of 2006 compared to nil for the same period in 2005. This type of revenue is provided entirely by Copernic, which was acquired on December 22, 2005. The business model is based on selling licenses to use Copernic Desktop Search for ISPs, portals and e-commerce sites as well as Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker through our e-commerce store.

Customized development and maintenance support

Approximately 6% of our revenues came from customized development and maintenance support in the first three months of 2006 compared to nil for the same period of 2005. This type of revenue is provided entirely by Copernic. The business model is based on billing our technical team for software customization and maintenance support.

Recent Events

Fees incurred in SEC investigation

On March 28, 2006, the Company was advised that its insurance carrier was willing to pay $460,000 in settlement of claims to date for the legal representation costs incurred in 2005 for directors and officers of the Company with respect to their appearance at the SEC investigation and for the legal counsel retained. The settled amount was recorded in the first quarter of 2006. On May 1st, 2006, the $460,000 was received.

Purported Securities Class Action Lawsuits

On March 28, 2006, the court in the consolidated case denied a motion filed by the Company for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue to defend itself vigorously (see note 10).

Purchase price allocation for Copernic acquisition

During the first quarter of 2006, the purchase price allocation relating to the 2005 acquisition of Copernic was adjusted to reflect additional assets and liabilities assumed by the Company. The purchase price allocation was therefore adjusted by increasing accounts receivable by $480,091, liabilities by $22,286 and consequently decreasing original goodwill by $457,805. The increase in accounts receivable, which was not accounted for in the audited closing balance sheet of Copernic at the date of acquisition, was due to revenue recognition adjustment related to a specific contract that existed prior to the date of the transaction.

Granting of stock options

During the quarter, the Company granted options as follows:

On January 25, 2006, the Company granted 9,661 stock options to employees at an exercise price of $3.08 expiring in five years.

On March 17, 2006, the Company granted 25,000 stock options to a new director at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

Results of Operations

On December 22, 2005, the Company acquired Copernic. Since that date, management decided to follow and measure its operations using two separate segments:

•	Mamma Media Solutions includes pay-per-click search listing placement and graphic ads distributed through the Mamma Media Solutions publisher network.

•	Copernic includes Web searches and clicks from pay-per-click listings through Copernic Agent and Copernic Desktop Search, software licensing and customized development and maintenance support through Copernic Desktop Search, Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker.

Management is working on a plan to integrate these businesses in the next quarters. Therefore, the segmented information presentation may change in the future.

Revenues

Revenues for the three-month period ended March 31, 2006 totalled $2,209,662 compared to $3,001,715 for the same period in 2005, a decrease of $792,053 or 26%.

For the three-month period ended March 31, 2006, the Company had one major customer from which 10% or more of total revenues were derived. Revenues from this customer represented 21% of the Company’s revenues as compared to 5% for the same period last year. There can be no assurance that the Company will be able to retain this customer in the future.

Mamma Media Solutions

Graphic advertising revenues decreased by $1,134,329 or 78% from $1,463,064 in Q1 2005 to $328,735 in Q1 2006. The variance is explained by the departure of a significant number of sales people in Q4 2005 during the transition period, and the decline of pop campaigns.

For the three-month period ended March 31, 2006, search revenues totalled $1,358,525 compared to $1,538,651 for the same period last year, a decrease of $180,126 due to industry pressure on conversion rates, limiting distribution access.

Copernic

In Q1, 2006, Copernic generated revenues totalling $522,402 comprised of $274,082 of search revenues, $105,365 of license revenues and $142,955 in development and support revenues.

Cost of revenues

Cost of revenues represents partners’ payouts and bandwidth costs to deliver our services. For the quarter ended March 31, 2006, cost of revenues represented $720,696, or 37% over search and graphic advertising revenues compared to $1,294,302 or 43% over search and graphic advertising revenues for the same period in 2005.

Mamma Media Solutions

In Q1 2006, partners’ payouts totalled $608,266 compared to $1,225,070 for the same period last year and represented respectively 36% and 41% over revenues. The decrease of costs as a percentage of revenues is mainly due to a change in the product mix in Q1 2006. The proportion of search revenues represented 81% of total revenues for this segment, with related payouts of 33% over revenues, compared to search revenues of 51% for the same period in 2005 with approximately the same payout costs of 32%. Graphic ads had payout costs of 52% and 50% over revenues in Q1 2006 compared to the same period in 2005.

The bandwidth costs were $70,943 for the three-month period ended March 31, 2006, compared to $69,232 for the same period last year.

Copernic

In Q1 2006, costs of revenues amounted to $41,487 or 15% over search revenues. The costs of revenues consisted of $27,739 of bandwidth costs and $13,748 of partners’ payouts.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses, as well as the provision for doubtful account.

For the quarter ended March 31, 2006, marketing, sales and services decreased to $459,131 compared to $529,536 for the same period in 2005, representing a decrease of $70,405 or 13%.

Mamma Media Solutions

In Q1 2006, marketing, sales and services expenses decreased to $426,105 as compared to $529,536 in Q1 2005. The variance for the quarter reflects a decrease of approximately $75,000 in salaries and related employment costs, explained by a lower number of sales force personnel and lower commissions due to reduced sales; a decrease of $27,000 for the charges paid for algorithmic content from other search engines; a decrease in publicity of $18,000; offset by an increase of $20,000 of bad debt.

Copernic

Marketing, sales and services expenses stood at $33,026 and mainly represent salaries and related costs.

General and administration

General and administrative expenses in Q1 2006 totalled $962,191 as compared to $1,610,559 for the same period last year, a decrease of $648,368 or 40%.

The decrease is primarily explained by a reduction of $818,000 of professional fees in relation to the purported securities class action lawsuits and SEC investigation, a reimbursement of $460,000 by our insurance company of these professional fees recorded in 2005 related to the SEC investigation. These decreases are offset by the following items: increase of $272,930 in salaries and related costs which includes retention bonuses, regular bonuses, and an increase in salaries due to a higher headcount including Copernic; an increase of $217,000 in stock based compensation explained by a combination of a reversal of expenses after the cancellation of options in 2005 and new options granted during the current period; increase of $96,000 of D&O insurance and increase in other expenses of $44,000.

Product development and technical support

Product development and technical support expenses amounted to $659,429 in Q1 2006 compared to $297,206 for the same period last year.

Mamma Media Solutions

In Q1 2006, product development and technical support expenses totalled $298,206 in line with $297,206 of expenses for the same period last year.

Copernic

For the three-month period ended March 31, 2006, product development and technical support amounted $361,223 representing mainly salaries and related costs.

Amortization of property and equipment

Amortization of property and equipment totalled $43,458 in Q1 2006 compared to $24,777 for the same period last year, an increase of $18,681.

Mamma Media Solutions

Amortization of property and equipment stood at $20,808 as compared to a similar expense amount of $24,777 for the same period last year.

Copernic

Amortization of property and equipment for Q1 2006 amounted to $22,650.

Amortization of intangible assets

Amortization of intangible assets increased to $525,623 in Q1 2006 compared to $46,870 for the same period last year.

Mamma Media Solutions

Amortization of intangible assets totalled $50,394 for the three-month period ended March 31, 2006, as compared to a similar amount of $46,870 for Q1 2005.

Copernic

For Q1 2006, amortization of intangible assets stood at $475,229 and represents mainly amortization of trade-name, technology and customer relationships.

Interest and other income

Interest income decreased in the first quarter of 2006 to $90,523 from $150,771 for the same period in 2005.

Mamma Media Solutions

Interest income totalled $83,722 for the three-month period ended March 31, 2006 as compared to $150,771 for the same period in 2005. The decrease in Q1 2006 reflects the lower liquidities following the acquisition of Copernic at the end of December 2005.

Copernic

Interest income stood at $6,801 for Q1 2006.

(Gain) loss on foreign exchange

Gain on foreign exchange totalled $10,397 for Q1 2006 compared to a loss of $2,695 for the same period last year. The variation is explained by the change in the foreign exchange rate.

Mamma Media Solutions

In Q1 2006, loss on foreign exchange stood at $6,114 as compared to a loss of $2,695 last year.

Copernic

Gain on foreign exchange totalled $16,511 in Q1 2006.

Income taxes

Recovery of future income taxes totalled $159,274 in Q1 2006. The recovery of future income taxes recorded in Q1 2006 relates to the Copernic amortization of intangible assets which does not have the same asset base for accounting and tax purposes.

Loss from continuing operations and loss per share from continuing operations

The Company reported a loss from continuing operations of $900,672 ($0.06 per share) in Q1 2006, compared to a loss of $653,459 ($0.05 per share) for the same period last year.

Results of discontinued operations and loss per share from discontinued operations

Results from discontinued operations of Digital Arrow for the three-month period ended March 31, 2006 contributed to earnings by $25,589 ($0.00 per share) compared to a loss of $237,363 ($0.02 per share) for the same period last year. In Q1 2006, the contribution was due to a reversal of a reserve for salary expenses after a settlement with two former employees.

Loss and net loss per share

Net loss for the three-month period ended March 31, 2006 totalled $875,083 ($0.06 per share) compared to a net loss $890,822 ($0.07 per share) for the same period last year.

Selected quarterly information
(unaudited) (In thousands of U.S. dollars, except per share data)

	For the three months ended March 31,
	2006	2005
	$	$

Revenues	2,210	3,002

Loss from continuing operations	(901)	(654)

Net loss	(875)	(891)

Total assets	37,228	34,650

Loss per common share - basic and diluted
Loss from continuing operations - basic and diluted	(0.06)	(0.05)
Result of discontinued operations - basic and diluted	0.00	(0.02)

Net loss – basic and diluted	(0.06)	(0.07)

Selected Quarterly Information
(Unaudited) (In thousands of U.S. dollars, except per share data)

	Q1 2006 $	Q4 2005 $	Q3 2005 $	Q2 2005 $	Q1 2005 $	Q4 2004 $	Q3 2004 $	Q2 2004 $

Revenues	2,210	1,659	2,391	2,413	3,002	3,416	3,291	3,716

Earnings (loss) from continuing operations	(901)	(740)	(574)	(1,375)	(654)	(463)	326	98

Results of discontinued operations, net of income taxes	26	(23)	(931)	(1,124)	(237)	(209)	(42)	10

Net earnings (loss) for the period	(875)	(763)	(1,505)	(2,499)	(891)	(672)	284	108

Earnings (loss) per share from continuing operations

Basic	(0.06)	(0.06)	(0.05)	(0.11)	(0.05)	(0.04)	0.02	0.01

Diluted	(0.06)	(0.06)	(0.05)	(0.11)	(0.05)	(0.04)	0.02	0.01

Net earnings (loss) per share

Basic	(0.06)	(0.06)	(0.13)	(0.20)	(0.07)	(0.06)	0.02	0.01

Diluted	(0.06)	(0.06)	(0.13)	(0.20)	(0.07)	(0.06)	0.02	0.01

Concentration of credit risk with customers

As at March 31, 2006, two customers represented 38% of net trade accounts receivable compared to 22% from two customers for the same period last year, resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid receivables as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Liquidity and Capital Resources

Operating activities

As at March 31, 2006, the Company had $8,348,649 of liquidities and working capital of $9,049,959 compared to $8,514,513 and $8,944,985, respectively, as at December 31, 2005.

In Q1 2006, operating activities from continuing operations used cash totalling $91,310 compared to cash generated of $65,982 for the same period in 2005. The increase is mainly due to an increase of the net loss as compared to the corresponding quarter of the previous year and a decrease in non-cash working capital items mainly related to accounts receivable.

Investing activities

Investing activities from continuing operations generated cash totalling $3,995,265 mainly due to the decrease of temporary investments for an amount of $4,013,312. The use of cash in Q1 2005 mainly reflected the net increase in temporary investments of $38,406, the purchase of property and equipment and intangible assets of $48,850 and $9,478, respectively.

Financing activities

In Q1 2006 and Q1 2005, no cash was provided by, nor used in, the financing activities of the Company.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements until Q1 of 2007. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Contingencies and commitments

Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission’s staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

Purported Securities Class Action Lawsuit

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company and selected current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. All of these lawsuits have been consolidated. The Company denies the allegations of wrongdoing against it, believes that the purported claims are without merit, intends to defend itself vigorously, and has moved for dismissal of the consolidated lawsuit.

The Company’s director and officer liability insurance is expected to cover most of the costs incurred in defending the purported securities class action in excess of the $250,000 retention paid. The insurer has paid most of the fees and expenses to date, except an amount of approximately $26,000 that has not been paid; the insurer is asserting that some fees and expenses of the class action defence counsel were outside the scope of coverage. The Company does not believe the insurer will successfully maintain this position with respect to the minimal unpaid amount of fees and expenses.

On March 28, 2006, the court in the consolidated case denied a motion filed by the Company for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue to defend itself vigorously.

Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee, consisting of independent directors of the Audit Committee with independent legal counsel, to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

Commitments

a)	Commitments

The Company is committed under operating lease agreements. Future minimum payments under these leases as of March 31, 2006 are as follows:

Years	$

2006	254,000
2007	223,000
2008	186,000
2009	111,000
2010	18,000
Thereafter	--

b)	Other commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, officers and former directors, and officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management has, reasonably, used different accounting policies and estimates. In some cases, changes in the accounting estimates are likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its Board of Directors.

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets on recent acquisitions, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Each of these critical accounting policies is described in more detail below.

Allowance for doubtful accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables. Additional provisions for doubtful accounts may be needed, and our future results of operations could be adversely impacted.

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

We use significant judgment in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although we believe our estimates are reasonable, we cannot be certain that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management assesses goodwill for impairment using estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic and industry conditions, and competition. Future adverse changes in these factors could result in losses or the inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment, and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

Valuation of investments

The Company holds interests in various companies. Management records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. Management monitors its investments for impairment by considering current factors including economic environment, market conditions and operational performance, and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the valuation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee specific information.

For this item, actual results could differ from those estimates.

Determination of the fair value of the intangible assets on Copernic acquisition

The acquisition of Copernic made on December 22, 2005 resulted in the recognition of intangible assets totalling $7,900,000 and goodwill of $15,797,226. The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, and general economic and industry conditions. If different estimates had been used, the purchase price allocation might have been materially different and could cause the amortization expense for the current and future years to be significantly different.

Determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants

The amounts allocated to the shares and warrants totalled $13,158,329 and $3,441,652, respectively, for the private placement closed as at June 30, 2004. These amounts have been allocated based upon the relative fair values of the shares and warrants at the date they were issued. The estimated fair value of the warrants has been determined using the Black-Scholes pricing model using Management’s best estimates of the volatility and the expected life of the warrants.

Revenue recognition

Search advertising, graphic advertising, software licensing, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement. The fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from maintenance support for licenses previously sold and implemented are recognized ratably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Off balance sheet arrangements

As at March 31, 2006, the Company has no off-balance sheet arrangements.

Financial instruments

As at March 31, 2006, the Company has no derivative financial instruments.

Related Party transactions

The Company entered into a consulting agreement with a company owned by a current director pursuant to which he provides services to the Company as an Executive Chairman. These transactions are in the normal course of operations and are measured at the exchange amount which represents the amount of consideration established and agreed to by the related parties.

	March 31, 2006	March 31, 2005
Services rendered for the period ended:	$	$

Company owned by a current director	38,562	51,842

	March 31, 2006	March 31, 2005
Amount payable as at:	$	$

Company owned by a current director	19,982	63,340

Capital Stock information

The following table discloses the Company’s outstanding share data:

	Number of issued and	Book value
	outstanding shares as at	$
	May 12, 2006	as at March 31, 2006

Common shares	14,340,864	95,298,234

As at May 12, 2006, the Company had 646,392 warrants and 720,744 stock options outstanding.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Risks and uncertainties

While Mamma.com’s Management has confidence in the Company’s long-term performance prospects, the following factors, among others, should be considered in evaluating its future results of operations.

Our future growth significantly depends to a high degree on our ability to integrate our recent acquisition of Copernic; failure or delays would adversely affect our business and results of operations.

On December 22, 2005, we completed our acquisition of Copernic, which should be accretive to the current year and should position the Company as a leader in search technologies and applications and as a multi-channel on-line marketing services provider. We have high expectations for the Copernic Desktop Search® (CDS) award-winning product. This world-class software has already seen a healthy adoption rate in blue chip customer agreements and we expect that other major portals will also want to adopt CDS in order to protect against user attrition and generate more cost per click revenues from their search partners. Any failure or delay in successfully integrating Copernic into the Company’s operations could adversely affect our business and results of operations.

Our revenues depend to a high degree on our relationship with one customer, the loss of which would adversely affect our business and results of operations.

For the three-month period ended March 31, 2006, approximately 21% of our revenues were derived from an agreement with our largest customer. Revenues from this customer represented 5% of our revenues for the same period last year. Although we monitor our accounts receivable for credit risk deterioration and this customer has been paying its payables to Mamma.com in accordance with the terms of its agreement with the Company, there can be no assurance that it will continue to do so or that it will continue to do so at the volume of business it has done historically. Our loss of this customer’s business would adversely affect our business and results of operations.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our web sites.

•	Our ability to monetize (or generate revenue from) traffic on our web sites and our network of advertisers’ web sites.

•	Our ability to attract advertisers.

•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.

•	Our focus on long-term goals over short-term results.

•	The results of any investments in risky projects.

•	Payments that may be made in connection with the resolution of litigation matters.

•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.

•	Our ability to keep our web sites operational at a reasonable cost and without service interruptions.

•	Geopolitical events such as war, threat of war or terrorist actions.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, user traffic tends to be seasonal.

We are the subject of an SEC investigation which may depress the market price for our Common Shares, reduce the liquidity of the Common Shares’ trading market and negatively affect our results of operations.

We are the subject of an SEC investigation. The scope, focus and subject matter of the SEC investigation may change from time to time. Adverse developments in connection with the investigation or our internal fact finding could have a negative impact on our Company and on how it is perceived by investors and potential investors, and could negatively impact our results of operations. In addition, the management effort and attention required to respond to the investigation and any such developments could have a negative impact on our business operations. An adverse determination by the SEC in its investigation could result in negative consequences for the Company, including initiation of enforcement proceedings, fines, penalties and possibly other sanctions that could harm the Company’s business, reduce the market value of its Common Shares and negatively affect its results of operations.

Expenses relating to the SEC investigation could negatively affect our results of operations.

We are not able to estimate, at this time, the amount of the additional expenses that we will incur in future connection with the investigation; we expect that it could negatively affect our results of operations.

Adverse results in purported securities class action lawsuit could result in significant damages and adversely affect the Company’s financial condition and results of operation.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours, purported statements from unidentified individuals and newspaper reports. All of these lawsuits have been consolidated and the lead plaintiff has filed an amended complaint in the case. On March 28, 2006, the court in the consolidated case denied a motion the Company filed for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations.

We rely on our web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, web search and other services to members of our partner web sites. We expect the percentage of our net revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our net revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our web site partners decide to use a competitor’s or their own web search or advertising services, our net revenues would decline.

We face competition from other Internet companies, including web search providers, Internet advertising companies and destination web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo and Google, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

Our revenues declined in Q1 2006 and we anticipate downward pressure on our operating margin in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our revenues generated from our partner web sites. The margin on revenues we generate from our partner web sites is generally significantly less than the margin on revenues we generate from advertising on our web sites. Additionally, the margin we earn on revenues generated from our partner web sites could decrease in the future if our partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services, and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and co-branded web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users; advertisers and web site partners are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brands, our ability to expand our base of users and advertisers will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brands are critical to expanding our base of users and advertisers. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the “Mamma” and Copernic® brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate our revenue from advertising and software licensing, and a reduction of spending by or loss of customers could seriously harm our business.

We generated a significant portion of our revenues in Q1 2006 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. Mamma has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. Therefore, from time to time, we cease sending advertisements to what we qualify as low quality publishers. This can reduce our revenues in the short term in order to create advertiser retention in the long term.

We also generated revenues from licensing software in Q1 2006. Our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Our operating results may be subject to fluctuations.

Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

We face significant competition from Microsoft, Yahoo and Google.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo and Google. Microsoft has announced plans to develop a new web search technology that may make web search a more integrated part of the Windows operating system. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our advertising programs.

Microsoft and Yahoo have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development, and competing more aggressively for advertisers and web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo or Google are successful in providing similar or better web search results compared to ours, or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. During the three-month period ended March 31, 2006, the closing per share price of our Common Shares has varied from $2.03 to $3.54. During that same period, the daily trading volume of our Common Shares has varied between 50,200 and 4,606,400 with an average daily trading of 428,311 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients, and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, we may have to pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that Overture Services, Inc. (recently acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is titled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003, for the year ended December 31, 2005 and Q1 2006. Working capital may be inadequate.

Prior to December 31, 2004, for the year ended December 31, 2005, and for Q1 2006 we have reported net losses and net losses per share during these periods. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that cash and cash equivalents as at March 31, 2006 will be sufficient to meet normal operating requirements throughout Q1 2007. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in obtaining required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic and industry conditions, and competition. Future adverse changes in these factors could result in losses or the inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $15.8M as at March 31, 2006, may be written-down in the future, which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic and industry conditions, and competition. Future adverse changes in these factors could result in losses or the inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amount to approximately $8.1M as at March 31, 2006, may be written-down in the future.

Investment in LTRIM may be written-down in the future.

We have an investment in LTRIM. LTRIM is a corporation that has started its commercialization phase, and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this investment. Consequently, our investment in LTRIM, which has been written-down in the past to $720,000, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct on-line Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Our long-term success may be materially adversely affected if the market for e-commerce does not grow or grows slower than expected.

Because many of our customers’ business models encourage online purchasing and/or Internet use, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business will be adversely affected if the market for e-commerce does not continue to grow or grows slower than now expected. A number of factors outside of our control could hinder the future growth of e-commerce and Internet use, including the following:

•	the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;

•	insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;

•	negative publicity and consumer concern surrounding the security of e-commerce could impede our growth; and

•	financial instability of e-commerce customers.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

If we fail to detect click fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads from a variety of potential sources. We have regularly refunded revenues that our advertisers have paid to us that were later attributed to click fraud, and we expect to do so in the future. Click fraud occurs when a person, or a computer generated program, clicks on an ad displayed on a web site for a reason other than to view the underlying content. If we are unable to stop this fraudulent activity, these refunds may increase. If we find new evidence of past fraudulent clicks we may issue refunds retroactively of amounts previously paid to our network of advertisers. This would negatively affect our profitability, and these types of fraudulent activities could hurt our brand. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to a loss of advertisers and revenues and potentially litigation.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

If the technology that we currently use to target the delivery of online advertisements and to prevent fraud on our networks is restricted or becomes subject to regulation, our expenses could increase and we could lose customers or advertising inventory.

Websites typically place small files of non-personalized (or “anonymous”) information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookies generally collect information about users on a non-personalized basis to enable websites to provide users with a more customized experience. Cookie information is passed to the website through an Internet user’s browser software. We currently use cookies to track an Internet user’s movement through the advertiser’s website and to monitor and prevent potentially fraudulent activity on our network. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation (including, but not limited to, Spyware legislation such as U.S. House of Representatives Bill HR 29 the “Spy Act”) has been introduced in some jurisdictions to regulate the use of cookie technology. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies were limited, we would have to switch to other technologies to gather demographic and behavioral information. While such technologies currently exist, they are substantially less effective than cookies. We would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. Our use of cookie technology or any other technologies designed to collect Internet usage information may subject us to litigation or investigations in the future. Any litigation or government action against us could be costly and time-consuming, could require us to change our business practices and could divert management’s attention.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. The enactment of any additional laws or regulations in Canada or the United States, or any state or province of either of them may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and on our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions, generally, and additional companies entering industries which require similar labour pools, could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at March 31, 2006, we had 646,392 warrants and 720,744 stock options outstanding. As at March 31, 2006, the exercise prices of some of our outstanding options, but none of our outstanding warrants, issued are lower than the market price of our Common Shares. While the market value of the Common Shares is above the respective exercise prices of some options and all the warrants, their exercise could result in the issuance of up to an additional 1,367,136 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

We have never paid dividends on any class of our shares. Our management anticipates that any earnings generated from our operations will be used to finance our working capital and potential market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Common Shares.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patent and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavourably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavourable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market®, including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s website at www.mammainc.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,

Montreal, Canada

May 12, 2006

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design of our disclosure controls and procedures was conducted as at March 31, 2006 by and under the supervision of Mamma.com’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings are designed effectively to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Mamma.com Inc.

Interim Consolidated Balance Sheet

(unaudited) (expressed in U.S. dollars)

	As at March 31, 2006 $	As at December 31, 2005 $

Assets

Current assets
Cash and cash equivalents	8,348,649	4,501,201
Temporary investments	--	4,013,312
Accounts receivable	2,876,664	2,623,940
Income taxes receivable	601,667	606,226
Prepaid expenses	133,110	295,288
Future income taxes	33,458	33,505
Assets of discontinued operations (note 7)	--	9,694

	11,993,548	12,083,166

Future income taxes	13,464	13,483
Income tax credit	54,835	54,912
Investments	720,000	720,000
Property and equipment	568,274	598,758
Intangible assets	8,080,972	8,601,848
Goodwill	15,797,226	16,255,031

	37,228,319	38,327,198

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,588,172	2,690,943
Deferred revenue	240,562	249,953
Deferred rent	3,941	--
Income tax payable	8,103	8,062
Liabilities of discontinued operations (note 7)	102,811	189,223

	2,943,589	3,138,181

Future income taxes	2,512,762	2,672,036

Shareholders’ Equity

Capital stock (note 4)
Authorized
Unlimited common shares, no par value
Issued and outstanding 14,340,864 common shares (14,340,864 in 2005)	95,298,234	95,298,234
Additional paid-in capital	5,385,764	5,249,902
Cumulative translation adjustment	364,577	370,369
Accumulated deficit	(69,276,607)	(68,401,524)

	31,771,968	32,516,981

	37,228,319	38,327,198

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Operations

(unaudited) (expressed in U.S. dollars)

	For the three months ended March 31

	2006 $	2005 $

Revenues (note 5)	2,209,662	3,001,715
Cost of revenues (note 6)	720,696	1,294,302

	1,488,966	1,707,413

Expenses
Marketing, sales and services	459,131	529,536
General and administration	962,191	1,610,559
Product development and technical support	659,429	297,206
Amortization of property and equipment	43,458	24,777
Amortization of intangible assets	525,623	46,870
Interest and other income	(90,523)	(150,771)
(Gain) loss on foreign exchange	(10,397)	2,695

	2,548,912	2,360,872

Loss from continuing operations before income taxes	(1,059,946)	(653,459)
Recovery of future income taxes	(159,274)	--

Loss from continuing operations	(900,672)	(653,459)
Results of discontinued operations (note 7)	25,589	(237,363)

Net loss for the period	(875,083)	(890,822)

Net loss per common share – basic and diluted
Loss from continuing operations – basic and diluted	(0.06)	(0.05)
Results of discontinued operations – basic and diluted	0.00	(0.02)

Net loss per common share – basic and diluted	(0.06)	(0.07)

Weighted average number of shares outstanding – basic and diluted	14,340,864	12,263,029

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statement of Shareholders’ Equity

(unaudited) (expressed in U.S. dollars)

	Number of common shares	Common shares $	Additional paid-in capital $	Cumulative translation adjustment $	Accumulated deficit $

Balance, December 31, 2005	14,340,864	95,298,234	5,249,902	370,369	(68,401,524)
Amortization of deferred stock-based
compensation	--	--	135,862	--	--
Translation adjustment for the period				(5,792)
Net earnings for the period	--	--	--	--	(875,083)

Balance, March 31, 2006	14,340,864	95,298,234	5,385,764	364,577	(69,276,607)

	Number of common shares	Common shares $	Additional paid-in capital $	Cumulative translation adjustment $	Accumulated deficit $

Balance, December 31, 2004	12,263,029	90,496,088	3,921,806	360,884	(62,743,206)
Amortization of deferred stock-based
compensation	--	--	(92,508)	--	--
Net loss for the period	--	--	--	--	(890,822)

Balance, March 31, 2005	12,263,029	90,496,088	3,829,298	360,884	(63,634,028)

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the three months ended March 31

	2006 $	2005 $

Cash flows from

Operating activities
Loss from continuing operations	(900,672)	(653,459)
Adjustments for
Amortization of property and equipment	43,458	24,777
Amortization of intangible assets	525,623	46,870
Employee stock-based compensation	135,862	(92,508)
Future income taxes	(159,274)	--
Net change in non-cash working capital items	263,693	740,302

Cash from (used for) operating activities from continuing operations	(91,310)	65,982
Cash used for operating activities from discontinued operations	(51,129)	(150,413)

	(142,439)	(84,431)

Investing activities
Purchase of property and equipment	(13,178)	(48,850)
Purchase of intangible assets	(4,869)	(9,478)
Net decrease (increase) in temporary investments	4,013,312	(38,406)

Cash from (used for) investing activities from continuing operations	3,995,265	(96,734)

Effect of foreign exchange rate changes on cash and cash equivalents	(5,378)	--

Net change in cash and cash equivalents and restricted cash during the period	3,847,448	(181,165)
Cash and cash equivalents and restricted cash – Beginning of period	4,501,201	20,757,089

Cash and cash equivalents and restricted cash – End of period	8,348,649	20,575,924

Cash and cash equivalents comprise:
Cash	4,413,601	426,666
Short-term investments	3,935,048	20,001,258

	8,348,649	20,427,924
Restricted cash	--	148,000

	8,348,649	20,575,924

Mamma.com Inc.

Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the three months ended March 31

	2006	2005
	$	$

Supplemental cash flow information
Cash paid for interest	2,759	4,605
Cash paid for (recovery of) income taxes	(32,222)	44,216

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	230,859	112,349
Income taxes receivable	3,529	48,307
Prepaid expenses	161,990	8,021
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(127,264)	515,244
Income taxes payable	53	--
Deferred rent	3,941	--
Deferred revenue	(9,415)	56,381

Net change in non-cash working capital items	263,693	740,302

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

1.	Interim financial information

The financial information as at March 31, 2006 and for the three-month period ended March 31, 2006 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of this period have been included. The adjustments made were of a normal-recurring nature. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The results of operations for the three-month period ended March 31, 2006 are not necessarily indicative of the operating results anticipated for the full year. The financial statements follow the same accounting policies and methods of their application as the audited financial statements for the year ended December 31, 2005.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2005.

2.	Revenue recognition

Search advertising, graphic advertising, software licensing, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement. The fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from maintenance support for licenses previously sold and implemented are recognized ratably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

3.	Purchase price allocation for Copernic acquisition

During the first quarter of 2006, the purchase price allocation relating to the 2005 acquisition of Copernic was adjusted to reflect additional assets and liabilities assumed by the Company. The purchase price allocation was therefore adjusted by increasing accounts receivable by $480,091, liabilities by $22,286 and consequently decreasing original goodwill by $457,805. The increase in accounts receivable, which was not accounted for in the audited closing balance sheet of Copernic at the date of acquisition, was due to revenue recognition adjustment related to a specific contract that existed prior to the date of the transaction.

4.	Capital stock

a)	Stock options and warrants

Information with respect to stock option activity and warrants for the period ended March 31, 2006 is as follows:

	Options		Warrants

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	Warrants	price
		$		$

Outstanding as of December 31, 2005	661,083	2.90	646,392	15.60
Granted	59,661	2.28	--	--

Outstanding as of December 31, 2005	720,744	2.84	646,392	15.60

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

b)	Grant of stock options

On January 25, 2006, the Company granted to employees 9,661 stock options at an exercise price of $3.08 expiring in five years.

On March 17, 2006, 25,000 stock options were granted to a new director, at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

The fair values of the options granted were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life (years)	4.00
Volatility	75.81%
Risk-free interest	4.01%
Dividend yield	nil

The weighted average grant date fair value is $1.34 per option

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

e)	Stock-based compensation costs

For the three-month periods ended March 31, 2006 and 2005, stock-based compensation charges by department were as follows:

	For the three months ended

	March 31, 2006	March 31, 2005
	$	$

General and administration	111,058	(106,128)
Marketing, sales and services	12,538	7,738
Product development and technical support	12,266	5,882

	135,862	(92,508)

5.	Revenues

	For the three months ended

	March 31, 2006	March 31, 2005
	$	$

Search advertising	1,632,607	1,538,651
Graphic advertising	328,735	1,463,064
Software licensing	105,365	--
Customized development and
maintenance support	142,955	--

	2,209,662	3,001,715

6.	Cost of revenues

	For the three months ended

	March 31, 2006	March 31, 2005
	$	$

Search advertising payouts	452,495	498,732
Graphic advertising payouts	169,519	726,338
ISP charges	98,682	69,232

	720,696	1,294,302

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

7.	Discontinued Operations

a)	Digital Arrow LLC and High Performance Broadcasting Inc.

In September 2005, following the poor performance of Digital Arrow LLC and High Performance Broadcasting Inc. (“Digital Arrow”) located in Florida, management discontinued its subsidiary’s operations.

Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the periods ended March 31, 2006 and 2005 were reclassified to account for the closure of the subsidiary’s operations. These results are as follows:

	For the three months ended

	March 31, 2006	March 31, 2005
	$	$

Revenues	--	243,599
Expenses	9,892	385,456

Operating loss before undernoted items	(9,892)	(141,857)
Amortization of property and equipment	--	5,330
Amortization of intangible assets	--	90,176
Restructuring charges	(35,481)	--

Net earnings (loss) from discontinued operations	25,589	(237,363)

The net book value of the assets and liabilities of Digital Arrow as at March 31, 2006 and December 31, 2005 is as follows:

	As at	As at
	March 31,	December 31,
	2006	2005
	$	$

Current assets
Accounts receivable	--	9,694

Current liabilities
Accounts payable and accrued liabilities	102,811	189,223

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

8.	Major customers

Customers from which 10% or more of revenues are derived during the periods, are summarized as follows:

	For the three months ended

	March 31, 2006 % of revenue	March 31, 2005 % of revenue

Customer A	21%	5%
Customer B	5%	19%

	26%	24%

As at March 31, 2006, major customers comprise approximately 15% of net trade accounts receivable as compared to 5% for the corresponding period of the previous year.

9.	Segmented information

Since December 22, 2005, management decided to follow and measure its operations using two separate segments.

•	Mamma Media Solutions includes pay-per-click search listing placement and graphic ads distributed through the Mamma Media Solutions publisher network.

•	Copernic includes Web searches and clicks from pay-per-click listings through Copernic Agent and Copernic Desktop Search, software licensing and customized development and maintenance support through Copernic Desktop Search, Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker.

The segmented information is presented for the continuing operations.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

	For the three months ended

	March 31, 2006 $		March 31, 2005 $

	Mamma Media Solutions	Copernic	Total	Mamma Media Solutions

Revenues	1,687,260	522,402	2,209,662	3,001,715
Costs of revenues	679,209	41,487	720,696	1,294,302
Marketing expenses	426,105	33,026	459,131	529,536
Product development and technical support	298,206	361,223	659,429	297,206
Amortization of property and equipment	20,808	22,650	43,458	24,777
Amortization of intangible assets	50,394	475,229	525,623	46,870
Interest and other income	(83,722)	(6,801)	(90,523)	(150,771)
Loss (gain) on foreign exchange	6,114	(16,511)	(10,397)	2,695

Segmented operating income	290,146	(387,901)	(97,755)	957,100

Unallocated expenses
General and administration expenses			962,191	1,610,559

Loss from continuing operations before income taxes			(1,059,945)	(653,459)

Total Assets	17,443,001	19,785,318	37,228,319	38,327,198

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

10.    Contingencies

Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission’s staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

Purported Securities Class Action Lawsuit

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and selected current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. All of these lawsuits have been consolidated. The Company denies the allegations of wrongdoing against it, believes that the purported claims are without merit, intends to defend itself vigorously, and has moved for dismissal of the consolidated lawsuit.

The Company’s director and officer liability insurance is expected to cover most of the costs incurred in defending the purported securities class action in excess of the $250,000 retention paid. The insurer has paid most of the fees and expenses to date, except an amount of approximately $26,000, which has not been paid; the insurer is asserting that some fees and expenses of the class action defence counsel were outside the scope of coverage. The Company does not believe the insurer will successfully maintain this position with respect to the minimal unpaid amount of fees and expenses.

On March 28, 2006, the court in the consolidated case denied a motion filed by the Company for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue to defend itself vigorously.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

11.    Comparative figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

12.    United States generally accepted accounting principles (“U.S. GAAP”)

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the three-month periods ended March 31, 2006 and 2005, the Company does not have any significant adjustments to record in order to reconcile its reported net loss under Canadian GAAP to U.S. GAAP.

	For the three months ended

	March 31, 2006 $	March 31, 2005 $

Other comprehensive loss (a)
Foreign currency translation adjustment	(5,792)	--
Net loss in accordance with U.S. GAAP	(875,083)	(890,822)

Comprehensive loss	(880,875)	(890,822)

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

The effects of the cumulative adjustments on the interim consolidated balance sheets of the Company are as follows:

	March 31, 2006 $	December 31, 2005 $

Capital Stock
Capital stock in accordance with Canadian GAAP	95,298,234	95,298,234
Reduction of stated capital (b)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	112,067,804	112,067,804

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,385,764	5,249,902
Stock-based compensation cost (c)		--
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,423,454	6,287,592

Accumulated other comprehensive gain
Cumulative translation adjustment in accordance with Canadian GAAP	364,577	370,369

Accumulated deficit
In accordance with Canadian GAAP	(69,276,607)	(68,401,524)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)		--
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(87,083,867)	(86,208,784)

Total shareholders’ equity in accordance with U.S. GAAP	31,771,968	32,516,981

(a)     Comprehensive loss

U.S. GAAP requires disclosures of comprehensive loss which comprises any charges or credits to shareholders’ equity not related to investments or distributions to shareholders and not otherwise classified in the consolidated statements of operations for quarterly periods. Under Canadian GAAP, there is no requirement to report comprehensive loss.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

(b)     Reduction of stated capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(c)    Stock-based compensation costs

As described in the Annual Report of 2004, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there are no differences between the Company’s net earnings (loss) for the first quarter of 2006 and 2005 under U.S. GAAP as compared to Canadian GAAP.

The Company has conformed with Share-Based Payment FAS 123(R) and therefore certain figures have been reclassified accordingly.

Form 52-109F2

Certification of Interim Filings

I, Guy Fauré, President and Chief Executive Officer of Mamma.com Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Mamma.com, (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 12, 2006

/s/ Guy Fauré
_______________________________
Guy Fauré
President and Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, Daniel Bertrand, Executive Vice President and Chief Financial Officer of Mamma.com Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Mamma.com, (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 12, 2006

/s/ Daniel Bertrand
_______________________________
Daniel Bertrand
Executive Vice President
and Chief Financial Officer